# SEC Schedule 13D/A (Amendment No. 17) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Groupon, Inc., CIK 0001490281
CUSIP: 399473206
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 35 W. WACKER, FLOOR 25, CHICAGO, Illinois (IL), 60601
Date of event which requires filing of this statement: 02/06/2025
Amends the filing with accession number 0000947871-21-001145
Filed by CIK 0001892479
Persons authorized to receive notices and communications: JAN BARTA, PALE FIRE CAPITAL SE, Zatecka 55/14, Josefov, Czech Republic (2N), 110 00, 420-777-767-773; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Pale Fire Capital SICAV a.s. (CIK 0001959667): type of reporting person: corporation (CO); citizenship or place of organization: Czech Republic (2N); source of funds: working capital (WC); sole voting power 0; shared voting power 10,180,970; sole dispositive power 0; shared dispositive power 10,180,970; aggregate amount beneficially owned 10,180,970 (25.6% of the class)
- Pale Fire Capital investicni spolecnost a.s. (CIK 0002055254): type of reporting person: corporation (CO); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,180,970; sole dispositive power 0; shared dispositive power 10,180,970; aggregate amount beneficially owned 10,180,970 (25.6% of the class)
- Pale Fire Capital SE (CIK 0001922318): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 10,181,070; sole dispositive power 0; shared dispositive power 10,181,070; aggregate amount beneficially owned 10,181,070 (25.6% of the class)
- Senkypl Dusan (CIK 0001922405): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 3,507,761; shared voting power 10,181,070; sole dispositive power 3,507,761; shared dispositive power 10,181,070; aggregate amount beneficially owned 13,688,831 (32% of the class)
- Barta Jan (CIK 0001892479): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,181,070; sole dispositive power 0; shared dispositive power 10,181,070; aggregate amount beneficially owned 10,181,070 (25.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Groupon, Inc.
Address of issuer's principal executive offices: 35 W. WACKER, FLOOR 25, CHICAGO, Illinois (IL), 60601

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated to read as follows:

This statement is filed by:

(i) Pale Fire Capital SICAV a.s., a Joint Stock Company organized under the laws of the Czech Republic ("PFC SICAV");

(ii) Pale Fire Capital investicni spolecnost a.s., a Joint Stock Company organized under the laws of the Czech Republic ("PFC IS");

(iii) Pale Fire Capital SE, a Societas Europaea organized under the laws of the Czech Republic ("Pale Fire Capital");

(iv) Dusan Senkypl; and

(v) Jan Barta.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth in Exhibit 1 attached hereto is the name and present principal occupation or employment, principal business address and citizenship of the equivalent of the executive officers and directors of each of PFC SICAV, PFC IS and Pale Fire Capital. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, none of the persons listed on Exhibit 1 beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address:
Item 2(b) is hereby amended and restated to read as follows:

The address of the principal office of each of PFC SICAV, PFC IS and Pale Fire Capital is Zatecka 55/14, Josefov, 110 00 Prague 1, Czech Republic. The address of the principal office of Mr. Senkypl is Jestrabi 493, Osnice, 252 42 Jesenice, Czech Republic. The address of the principal office of Mr. Barta is Na bateriich 104/35, Brevnov, 162 00 Prague 6, Czech Republic.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated to read as follows:

The principal business of each of PFC SICAV and Pale Fire Capital is investing in securities. The principal business of PFC IS is serving as an alternative investment fund manager and acting as the investment manager of PFC SICAV. Pale Fire Capital is the controlling person and sole shareholder of each of PFC SICAV and PFC IS. Messrs. Senkypl and Barta are the two control persons of Pale Fire Capital, with Mr. Senkypl serving as Chairman of its board and Mr. Barta serving as Chairman of its supervisory board. Mr. Barta also serves as Chief Investment Officer of PFC IS. Messrs. Senkypl and Barta each also serve on the Issuer's Board of Directors (the "Board") and Mr. Senkypl serves as the Issuer's Chief Executive Officer.
Criminal convictions in the last five years:
Item 2(d) is hereby amended and restated to read as follows:

No Reporting Person, nor any person listed in Exhibit 1, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated to read as follows:

No Reporting Person, nor any person listed in Exhibit 1, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) is hereby amended and restated to read as follows:

Each of PFC SICAV, PFC IS and Pale Fire Capital is organized under the laws of the Czech Republic. Each of Messrs. Senkypl and Barta are citizens of the Czech Republic.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned directly by PFC SICAV were purchased with working capital. The aggregate purchase price of the 10,180,970 Shares beneficially owned by PFC SICAV is approximately $87,459,241, excluding brokerage commissions.

The Shares beneficially owned directly by Pale Fire Capital were purchased with working capital. The aggregate purchase price of the 100 Shares beneficially owned directly by Pale Fire Capital is approximately $1,982, excluding brokerage commissions.

Of the Shares directly owned by Mr. Senkypl, (i) 7,761 Shares were acquired upon the vesting of certain restricted stock units awarded to him in his capacity as a director of the Issuer and (ii) 437,500 Shares were acquired pursuant to the exercise of certain options awarded to him in connection with his initial appointment as the Issuer's Interim Chief Executive Officer (as further explained in Amendment No. 11 to the Schedule 13D). The Shares acquired pursuant to the exercise of the options were purchased with personal funds and have an aggregate purchase price of $2,625,000, excluding brokerage commissions. Mr. Senkypl also directly beneficially owns 3,062,500 Shares underlying certain options awarded to him in connection with his initial appointment as the Issuer's Interim Chief Executive Officer that are exercisable within the next 60 days.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 39,767,842 Shares outstanding as of November 7, 2024, which is the total number of Shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024, plus the number of Shares underlying certain options exercisable by the Reporting Persons within the next 60 days, as applicable.

As of the date hereof, PFC SICAV directly beneficially owned 10,180,970 Shares, constituting approximately 25.6% of the Shares outstanding. PFC IS, as the investment manager of PFC SICAV, may be deemed to beneficially own the 10,180,970 Shares beneficially owned directly by PFC SICAV, constituting approximately 25.6% of the Shares outstanding.

As of the date hereof, Pale Fire Capital directly beneficially owned 100 Shares, constituting less than 1% of the Shares outstanding. Pale Fire Capital, as the controlling person and sole shareholder of each of PFC SICAV and PFC IS, may be deemed to beneficially own the 10,180,970 Shares beneficially owned directly by PFC SICAV, which, together with the Shares it directly beneficially owns, constitutes an aggregate of 10,181,070 Shares, constituting approximately 25.6% of the Shares outstanding.

As of the date hereof, Mr. Senkypl directly beneficially owned 3,507,761 Shares (including 3,062,500 Shares underlying certain options exercisable within the next 60 days), constituting approximately 8.2% of the Shares outstanding. Mr. Senkypl, as a control person and Chairman of the board of Pale Fire Capital, may be deemed to beneficially own the 10,181,070 Shares beneficially owned in the aggregate by Pale Fire Capital and PFC SICAV, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 13,688,831 Shares, constituting approximately 32.0% of the Shares outstanding.

As of the date hereof, Mr. Barta did not directly beneficially own any Shares. Mr. Barta, as a control person and Chairman of the supervisory board of Pale Fire Capital and Chief Investment Officer of PFC IS, may be deemed to beneficially own the 10,181,070 Shares beneficially owned in the aggregate by Pale Fire Capital and PFC SICAV, constituting approximately 25.6% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

Each of PFC SICAV, PFC IS, Pale Fire Capital and Messrs. Senkypl and Barta may be deemed to share the power to vote and dispose of the Shares beneficially owned directly by PFC SICAV.

Each of Pale Fire Capital and Messrs. Senkypl and Barta may be deemed to share the power to vote and dispose of the Shares beneficially owned directly by Pale Fire Capital.

Mr. Senkypl has the sole power to vote and dispose of the Shares he directly beneficially owns.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

No Reporting Person has entered into any transactions in securities of the Issuer during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On February 6, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Directors and Officers.

99.1 - Joint Filing Agreement, dated February 6, 2025.

## Signatures
- Pale Fire Capital SICAV a.s.: /s/ Dusan Senkypl, Dusan Senkypl, Authorized Representative (02/06/2025)
- Pale Fire Capital investicni spolecnost a.s.: /s/ Dusan Senkypl, Dusan Senkypl, Board Member (02/06/2025)
- Pale Fire Capital SE: /s/ Dusan Senkypl, Dusan Senkypl, Chairman of the Board (02/06/2025)
- Senkypl Dusan: /s/ Dusan Senkypl, Dusan Senkypl (02/06/2025)
- Barta Jan: /s/ Jan Barta, Jan Barta (02/06/2025)